

ENERFLEX LTD. ANNOUNCES NORMAL COURSE ISSUER BID

NEWS RELEASE

CALGARY, Alberta, March 19, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") today announced Board approval to implement a Normal Course Issuer Bid ("NCIB").

The Company intends to make an application to the Toronto Stock Exchange ("TSX") to implement a NCIB that would permit the Company to purchase for cancellation, through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, common shares representing up to 5% of the public float over a period of twelve months. The NCIB is subject to acceptance by the TSX and will be conducted in accordance with the rules and policies of the TSX and applicable securities laws.

Preet Dhindsa, Enerflex's interim CEO stated, "With the Company operating within its target leverage range, Enerflex is positioned to increase direct shareholder returns. This is reflected through: (1) the previously announced 50% increase of the Company's quarterly dividend; and (2) today's announcement of the Company's intention to implement a NCIB."

Enerflex believes that: (1) the repurchase of common shares would be an effective use of its cash resources and in the best interests of Enerflex and its shareholders; and (2) the current market price of its common shares does not fully reflect their underlying value.

Further details regarding the NCIB will be provided following TSX approval.

ADVISORY REGARDING FORWARD–LOOKING INFORMATION

This news release contains "forward–looking information" within the meaning of applicable Canadian securities laws and "forward–looking statements" (and together with "forward–looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words "intend", "will", "may", and similar expressions, are intended to identify FLI. In particular, this news release includes (without limitation) FLI and statements pertaining to the Company's intention to implement a NCIB, the terms and conditions of such bid, the anticipated receipt of all regulatory approvals including the approval of the TSX, and the timing associated therewith and the Company's positioning to increase direct shareholder returns.

FLI reflects management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex's expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including that Enerflex has the financial capacity, regulatory compliance, and board approval necessary to pursue a NCIB and that market conditions will support such a buyback program within the anticipated timeframe. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX
Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low–carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa
Interim Chief Executive Officer
E–mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E–mail: JFetterly@enerflex.com